UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: April, 2024

Commission File Number: 001-39557

Siyata Mobile Inc.
(Translation of registrant’s name into English)

7404 King George Blvd., Suite 200, King’s Cross

Surrey, British Columbia V3W 1N6, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

Series C Preferred Share

On April 9, 2024 (the “Filing Date”), Siyata Mobile Inc., a company incorporated under the laws of British Columbia, Canada (the “Company”) filed a Notice of Alteration with the State of British Columbia, Canada designating 290 shares out of the authorized but unissued shares of its preferred shares as Class C Preferred Shares with a stated value of $1,000 per share. The following is a summary of the principal terms of the Class C Preferred Shares as set forth in the Notice of Alteration. Capitalized terms not defined herein shall have the meaning assigned to them in the Notice of Alteration.

Dividends. Pursuant to the Notice of Alteration, the Class C Preferred Shares shall receive cumulative dividends of 0% per annum, payable quarterly. Further, each holder of Class C Preferred Shares shall be entitled to receive, and the Company shall pay, dividends on shares of Class C Preferred Shares equal to (on an as-if-converted-to-Common-Share basis) and in the same form as dividends actually paid on shares of the Common Share when, as and if such dividends are paid on shares of the Common Share.

So long as any Class C Preferred Shares shall remain outstanding, neither the Company nor any of its subsidiaries shall redeem, purchase or otherwise acquire directly or indirectly any Junior Securities or pari passu securities other than any Class C Preferred Shares purchased to the terms of the Notice of Alteration. So long as any Class C Preferred Shares shall remain outstanding, neither the Company nor any of its subsidiaries shall directly or indirectly pay or declare any dividend or make any distribution upon (subject to limited exceptions exceptions), nor shall any distribution be made in respect of, any Junior Securities or pari passu securities as long as any dividends due on the Class C Preferred Shares remain unpaid, nor shall any monies be set aside for or applied to the purchase or redemption (through a sinking fund or otherwise) of any Junior Securities or pari passu securities.

Voting Rights. The Class C Preferred Shares will vote together with the Common Share on an as-converted basis subject to the Beneficial Ownership Limitation (as defined below). However, as long as any shares of Class C Preferred Shares are outstanding, the Company shall not, without the affirmative vote of the holders of a majority of the then outstanding shares of the Class C Preferred Shares directly and/or indirectly (a) alter or change adversely the powers, preferences or rights given to the Class C Preferred Shares or alter or amend the Notice of Alteration, (b) authorize or create any class of stock ranking as to redemption or distribution of assets upon a Liquidation (as defined below) senior to, or otherwise pari passu with, the Class C Preferred Shares or, authorize or create any class of stock ranking as to dividends senior to, or otherwise pari passu with, the Class C Preferred Shares, or (c) enter into any agreement with respect to any of the foregoing.

Liquidation. Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary (a “Liquidation”), the holders of the Class C Preferred Shares shall be entitled to receive out of the assets, whether capital or surplus, of the Company an amount equal to the Stated Value, plus any accrued and unpaid dividends thereon and any other fees or liquidated damages then due and owing thereon under the Notice of Alteration, for each share of Class C Preferred Shares before any distribution or payment shall be made to the holders of any Junior Securities, and if the assets of the Company shall be insufficient to pay in full such amounts, then the entire assets to be distributed to the holders shall be ratably distributed among the holders in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full.

Conversion. Each share of Class C Preferred Share shall be convertible, at any time and from time to time, at the option of the holder, into that number of shares of Common Share, subject to certain beneficial ownership limitations, determined by dividing the Stated Value of such share of Class C Preferred Share by the Conversion Price. The “Conversion Price” for the Class C Preferred Share shall be the lower of (i) $3.18, or (ii) 85% of the lesser of (a) the average of the closing price for the Common Share during the ten (10) trading day period immediately prior to the closing of the Purchase Agreement, and (b) the average closing price for the Common Share on the ten (10) trading days immediately prior to the conversion price, subject to adjustment as provided in the Notice Of Second Alteration Of Articles of the Company (the “Notice of Alteration”). Following the occurrence of a Triggering Event (as defined in the Notice of Alteration), the conversion price shall be the lowest of (i) One Dollar ($1.00), (ii) the then applicable conversion price; or (iii) twenty-five percent (25%) of the lowest traded price for the Common Shares during the fifteen (15) Trading Days preceding the relevant conversion.

Beneficial Ownership Limitation. The Company shall not affect any conversion of the Class C Preferred Shares, and a holder shall not have the right to convert any portion of the Class C Preferred Shares, to the extent that, after giving effect to the conversion, such holder would beneficially own in excess of 4.99% of the number of shares of the Common Share outstanding immediately after giving effect to the issuance of shares of Common Share issuable upon conversion of Class C Preferred Shares held by the applicable holder (the “Beneficial Ownership Limitation”).

Most Favored Nation. Until the date when no shares of Class C Preferred Shares are outstanding, upon any issuance by the Company of Class C Preferred Shares for cash consideration, (a “Subsequent Financing”), the Holder may elect, in its sole discretion, to exchange (in lieu of conversion), if applicable, all or some of the shares of Class C Preferred Shares then held for any securities or units issued in a Subsequent Financing on a $1.00 for $1.00 basis. If in such Subsequent Financing there are any contractual provisions or side letters that provide terms more favorable to the investors than the terms provided for under the Notice of Alteration, then the Company shall specifically notify the holder of the Class C Preferred Shares of such additional or more favorable terms and such terms, at holder’s option, shall become a part of the transaction documents with the holder.

Redemption. The Company shall have the right to redeem (a “Corporation Redemption”), all (or part) of the Class C Preferred Shares issued and outstanding at any time after the Original Issue Date, at its discretion and upon three (3) trading days written notice to the holders, redeem all the Class C Preferred Shares at the following premium: (i) within the first ninety (90) calendar days from issuance, at a price equal to 1.25, multiplied by the sum of the Stated Value, all accrued but unpaid dividends and all other amounts due pursuant to the Notice of Alteration for all Class C Preferred Shares; and (ii) after ninety (90) calendar days but within one hundred eighty (180) calendar days from issuance, at a price equal to 1.35 multiplied by the sum of the Stated Value, all accrued but unpaid dividends and all other amounts due pursuant to the Notice of Alteration for all Class C Preferred Shares.

Upon the occurrence of a Triggering Event and following a five (5) trading day opportunity to cure following written notice, each holder shall have the right, exercisable at the sole option of such holder, to require the Company to redeem all of the Class C Preferred Shares then held by such holder for a redemption price, in cash, equal to the Triggering Redemption Amount, and increase the dividend rate on all of the outstanding Class C Preferred Shares held by such holder to 18% per annum thereafter. The Triggering Redemption Amount, whether payable in cash or in shares, shall be due and payable or issuable, as the case may be, within five (5) trading days of the date on which the notice for the payment therefor is provided by a holder. If the Corporation fails to pay in full the Triggering Redemption Amount hereunder on the date such amount is due (whether in cash or shares of Common Share), the Company will pay interest thereon at a rate equal to the lesser of 18% per annum or the maximum rate permitted by applicable law, accruing and compounding daily from such date until the Triggering Redemption Amount, plus all such interest thereon, is paid in full. The Triggering Redemption Amount means for each share of Class C Preferred Shares, the sum of (x) 150% of the Stated Value, (y) all accrued but unpaid dividends thereon, and (z) all liquidated damages, Late Fees and other costs, expenses or amounts due in respect of the Class C Preferred Shares including, but not limited to legal fees and expenses of legal counsel to the holder in connection with, related to and/or arising out of a Triggering Event.

Trading Market. There is no established trading market for any of the Class C Preferred Shares, and we do not expect a market to develop. We do not intend to apply for a listing for any of the Class C Preferred Shares on any securities exchange or other nationally recognized trading system. Without an active trading market, the liquidity of the Class C Preferred Shares will be limited.

A copy of the Notice of Alteration is attached as Exhibit 3.1 hereto. The description of the Series C Preferred Shares and terms of the Notice of Alteration is not intended to be complete and is qualified in its entirety by reference to such exhibit.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this Report. The forward-looking statements contained or implied in this Report are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in the Company’s annual report filed with the Securities and Exchange Commission (“SEC”) on April 8, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this Report. The Company is not responsible for the contents of third-party websites.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Notice Of Second Alteration of Articles of Siyata Mobile Inc., filed April 9, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 15, 2024	SIYATA MOBILE INC.

	By:	/s/ Marc Seelenfreund
	Name:	Marc Seelenfreund
	Title:	Chief Executive Officer

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